EXHIBIT 99.1


NEWS                                              Phillips Petroleum Company
                                                  Media Relations
                                                  Bartlesville, Oklahoma 74004
                                                  www.phillips66.com/newsroom
------------------------------------------------------------------------------

Contact:    Edd Grigsby                         FOR IMMEDIATE RELEASE
            918/661-4685                        ---------------------


                     Phillips Declares Dividend Distribution
                       Of Preferred Share Purchase Rights

BARTLESVILLE, Okla., July 2, 1999 -- The board of directors of Phillips Petroleum Company [NYSE: P] today declared a dividend distribution of one preferred share purchase right on each outstanding share of Phillips' common stock. These rights replace and are essentially similar to the company's current shareholder rights plan, which was adopted in 1989 and will expire on July 31, 1999.

Jim Mulva, chief executive officer and president, stated, "The rights are designed to assure that all Phillips stockholders receive fair and equal treatment in the event of any proposed takeover of the company, and to guard against abusive tactics to gain control of Phillips without paying all stockholders a premium for that control. The rights are not being adopted in response to any specific takeover threat, but are a response to the general takeover environment."

The rights are intended to enable all Phillips stockholders to realize the long-term value of their investment in the company. The rights will not prevent a takeover, but should encourage anyone seeking to acquire the company to negotiate with the board prior to attempting a takeover.

The rights will be exercisable only if a person or group acquires 15 percent or more of Phillips' common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15 percent or more of the common stock. Each right will entitle stockholders to buy one one-hundredth of a share of Series B junior participating preferred stock at an exercise price of $180.

If a person or group acquires 15 percent or more of Phillips' outstanding common stock, each right will entitle its holder (other than such person or members of such group) to purchase, at the right's then-current exercise price, a number of Phillips' common shares having a market value of twice such price. In addition, if Phillips is acquired in a merger or other business combination transaction after a person has acquired 15 percent or more of the company's outstanding common stock, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. The acquiring person will not be entitled to exercise these rights.

Prior to the acquisition by a person or group of beneficial ownership of 15 percent or more of the company's common stock, the rights are redeemable for one cent per right at the option of the board of directors.

The board of directors also is authorized to reduce the 15 percent thresholds referred to above to not less than 10 percent.

The dividend distribution will be made on Aug. 1, 1999, payable to stockholders of record on that date, and is not taxable to stockholders. The rights will expire on July 31, 2009.


Phillips is a fully integrated petroleum company, with exploration and production, refining, marketing, chemicals and plastics interests around the globe. Founded in Bartlesville, Okla., in 1917, the company today has $14 billion of assets and $10 billion of revenues on an annual basis.












   MEDIA RELATIONS: Rob Phillips (director) 918/661-9326 * Kristi Des Jarlais
               (exploration & production; financial) 918/661-6117
            Cheryl Finkenbinder (general company info.) 918/661-6172
  Vernon Johnson (refining, marketing & transportation; chemicals & plastics)
                                  918/661-4974